UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 11)

Greif, Inc.

(Name of issuer)

Class B Common Stock, without par value

(Title of class of securities)

397624 20 6

(CUSIP number)

        Joseph P. Boeckman, Esq.

Baker & Hostetler LLP

65 East State Street

Suite 2100

Columbus, Ohio 43215

(614) 228-1541

(Name, address and telephone number of person authorized to receive notices and communications)

May 15, 2010

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐.

On May 18, 2010, Virginia D. Ragan, Judith D. Hook, Shannon J. Dempsey, the Nob Hill Trust, the Marquis Trust and the Hyatts Trust (collectively, the “Reporting Persons”) jointly filed Schedule 13D/A (Amendment No. 10) (the “Schedule 13D/A-05/18/10”). Items 5(b)(ii) and 5(c)(ii) of the Schedule 13D/A-05/18/10 are amended and corrected as follows:

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Item 5.	Interest in Securities of the Issuer.

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(b)(ii)	Ms. Hook has the sole power to vote and dispose of 3,140,092 shares of Class B Common Stock. All of these shares are held in various trusts in which Ms. Hook is the sole trustee.

Ms. Hook shares the power to vote and dispose of 2,127,026 shares of Class B Common Stock held in the Nob Hill Trust. Ms. Hook, Ms. Ragan and Ms. Dempsey are co-trustees of this trust and share voting and dispositive powers with respect to the shares.

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(c)(ii)	Ms. Hook received a distribution of 81,000 shares of Class B Common Stock from the Hyatts Trust on February 25, 2010. Except as described in the preceding sentence or otherwise in this Schedule 13D/A, no transactions in shares of Class B Common Stock were effected during the past 60 days by Ms. Hook.

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Item 7.	Material to be Filed as Exhibits

Exhibit	A: Joint Filing Agreement dated May 24, 2010, by and among each of the Reporting Persons.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and accurate.

May 24, 2010	/s/ Virginia D. Ragan
Virginia D. Ragan

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and accurate.

May 24, 2010	/s/ Judith D. Hook
Judith D. Hook

[Signatures continued on next page]

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and accurate.

May 24, 2010	/s/ Shannon J. Dempsey
Shannon J. Dempsey

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and accurate.

May 24, 2010	MARQUIS TRUST

/s/ Virginia D. Ragan, Trustee
Virginia D. Ragan, Trustee of the
Marquis Trust

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and accurate.

May 24, 2010	HYATTS TRUST

/s/ Judith D. Hook, Trustee
Judith D. Hook, Trustee of the
Hyatts Trust

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and accurate.

May 24, 2010	NOB HILL TRUST

/s/ Virginia D. Ragan, Co-Trustee
Virginia D. Ragan, Co-Trustee of the
Nob Hill Trust

/s/ Judith D. Hook, Co-Trustee
Judith D. Hook, Co-Trustee of the
Nob Hill Trust

/s/ Shannon J. Dempsey, Co-Trustee
Shannon J. Dempsey, Co-Trustee of the
Nob Hill Trust